Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-163113
December 15, 2010

Cogdell Spencer Inc.
8.500% Series A Cumulative Redeemable Perpetual Preferred Stock
(Liquidation Preference $25 Per Share)

Pricing Term Sheet
December 15, 2010

Issuer:	Cogdell Spencer Inc.

Security:	8.500% Series A Cumulative Redeemable Perpetual Preferred Stock

Size:	2,600,000 shares (2,990,000 shares if the option to purchase additional shares is fully exercised)

Public Offering Price:	$25.00 per share; $65,000,000 total (not including the option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $2,047,500 total (not including the option to purchase additional shares)

Joint Book-Running Managers:	Citigroup Global Markets Inc., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc.

Joint Lead Manager:	Raymond James & Associates, Inc.

Co-Manager:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Maturity Date:	Perpetual

CUSIP/ISIN:	19238U206/US19238U2069

Trade Date:	December 15, 2010

Liquidation Preference:	$25.00 per share plus accrued interest and unpaid dividends

Dividend:	8.500% per annum (or $2.125 per share), accruing from December 20, 2010

Dividend Payments Dates:	March 1, June 1, September 1 and December 1, beginning on March 1, 2011.

Conversion:	Upon the occurrence of a “fundamental change,” holders of Series A Preferred Stock will have the right to convert some or all of their shares into a number of shares of the Issuer’s common stock equal to the quotient of the $25 per share Series A Preferred Stock liquidation preference plus an amount equal to accrued and unpaid dividends (whether or not earned or declared) to, but not including, the “fundamental change conversion date,” divided by the “market price of our common stock.” If the Issuer exercises its fundamental change optional redemption right in connection with a fundamental change, holders of Series A Preferred Stock will not have any fundamental change conversion right so long as the applicable fundamental change redemption price is paid on the fundamental change redemption date in accordance with the terms of the Issuer’s charter.

Subject to pro rata adjustments for any stock splits or combinations with respect to the Issuer’s common stock, the aggregate number of shares of common stock issuable in connection with the exercise of the conversion right may not exceed 15,632,500 shares of common stock (or 17,977,375 shares if the underwriters’ over-allotment option is exercised in full) resulting in a maximum number of shares of common stock per share of Series A Preferred Stock of 6.0125, which may result in a holder receiving value that is less than the liquidation preference of the Series A Preferred Stock. This is equivalent to a minimum market price of approximately $4.158.

Fundamental Change:	A “fundamental change” will be deemed to have occurred at such time after the original issuance of the Series A Preferred Stock when the following has occurred:

(1) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer’s stock entitling that person to exercise 50% or more of the total voting power of all shares of the Issuer’s stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(2) following the closing of any transaction referred to in clause (1) above, neither the Issuer nor the acquiring entity has a class of common securities listed on the New York Stock Exchange, or NYSE, the NYSE Amex Equities, or NYSE Amex, or the NASDAQ Stock Market, or NASDAQ, or listed on an exchange that is a successor to the NYSE, NYSE Amex or NASDAQ.

Optional Redemption:	On or after December 20, 2015, redeemable in whole or in part at a redemption price equal to $25 per share plus any accrued and unpaid dividends (whether or not earned or declared).

Fundamental Change Optional Redemption:	Upon the occurrence of a fundamental change, in addition to the Issuer’s right to redeem some or all of the shares of Series A Preferred Stock upon the exercise by a holder of its fundamental change conversion right, the Issuer will have the option to redeem its Series A Preferred Stock, in whole but not in part, within 90 days after the first date on which such fundamental change has occurred for cash at $25 per share, plus accrued and unpaid dividends (whether or not earned or declared) to, but not including, the redemption date.

Listing:	The Issuer intends to file an application with the NYSE. If the application is approved, trading is expected to begin within 30 days of issuance.

Expected Settlement and Delivery Date:	December 20, 2010

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Jefferies & Company, Inc. at 1-201-761-7610 or KeyBanc Capital Markets toll-free at 1-866-227-6479.

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